UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

REPROS THERAPEUTICS INC.
(Name of Subject Company)

REPROS THERAPEUTICS INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76028H209
(CUSIP Number of Class of Securities)

Larry M. Dillaha, M.D.

President and Chief Executive Officer

Repros Therapeutics Inc.

2408 Timberloch Place, Suite B-7

The Woodlands, Texas 77380

(281) 719-3400

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Justin W. Chairman

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2017 and subsequently amended by Amendment No. 1 filed with the SEC on January 3, 2018, Amendment No. 2 filed with the SEC on January 5, 2018 and Amendment No. 3 filed with the SEC on January 19, 2018 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Repros Therapeutics Inc., a Delaware corporation (“Repros” or the “Company”). The Schedule 14D-9 relates to a tender offer by Celestial Merger Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Allergan Sales, LLC, a Delaware limited liability company (“Parent”), and a wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company for a purchase price of  $0.67 per Share in cash, without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2017 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 P.M., Eastern Time, on January 29, 2018. The Offer was not extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), has advised that, as of the expiration of the Offer, 24,055,315 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but the Shares represented thereby were not yet delivered), representing approximately 60.80 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfied the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer had been satisfied or waived, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. Additionally, the Depositary has advised Parent and Purchaser that Notices of Guaranteed Delivery have been delivered with respect to an additional 1,742,553 Shares, representing approximately 4.40 percent of the outstanding Shares as of the expiration of the Offer.

Parent has advised Repros that it intends to complete its acquisition of Repros by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Repros in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser will be merged with and into Repros, with Repros continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned or held in treasury by Repros or owned by Parent, Purchaser or any of their respective subsidiaries or by stockholders of Repros who have perfected their statutory rights of appraisal under the DGCL) will be canceled and converted into the right to receive the Merger Consideration. As a result of the Merger, Repros will cease to be a publicly traded company and the Shares will no longer be listed on the NASDAQ. Parent has also advised Repros that it intends to take all steps to cause the termination of the registration of the Shares and to suspend all of Repros’ reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPROS THERAPEUTICS INC.

By: /s/ Larry M. Dillaha, M. D

Name: Larry M. Dillaha, M. D.

Title: President, Chief Executive Officer

Date: January 30, 2018

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